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June 11, 2019

VIA EDGAR AND FEDERAL EXPRESS

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Erin Jaskot

Re:	BridgeBio Pharma LLC
Registration Statement on Form S-1 (File No. 333-231759)
Filed on May 24, 2019
CIK No. 0001743881

Ladies and Gentlemen:

This letter is being submitted on behalf of BridgeBio Pharma, Inc. (the “Company”) in response to comments contained in the letter dated May 30, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neil Kumar, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-231759) that was filed on May 24, 2019 and originally submitted confidentially on February 14, 2019, and subsequently amended on April 16, 2019 and May 16, 2019 (the “ Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and, unless otherwise indicated, all page references in the recitations of the Staff’s comments refer to the Registration Statement and page references in the Company’s response refer to the Amended Registration Statement as marked. Copies of this letter and its attachments will also be provided to Rolf Sundwall, Mary Mast, Christine Westbrook and Erin Jaskot of the Commission.

Prospectus Summary

Our Pipeline, page 4

1.

Please add disclosure to your pipeline table to indicate that you have granted a third-party a currently-exercisable option to acquire PellePharm, including the product candidate BBP-009, and if the option is exercised you will no longer have any rights to BBP-009.

United States Securities and Exchange Commission

June 11, 2019

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 4, 121 and 126 of the Amended Registration Statement.

In addition, the Company respectfully advises the Staff that in response to the Staff’s Comment No. 12 in the letter dated March 14, 2019 from the Staff to the Company regarding initial confidential submission of the Company’s Draft Registration Statement on February 14, 2019, the Company has provided additional disclosure specifying the intended use of proceeds from the offering, including the amounts that the Company plans to allocate to specified programs and how far such proceeds are expected to allow the Company to continue in development for each such program.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

Enclosures:

cc:	Neil Kumar, Ph.D., BridgeBio Pharma LLC

Brian Stephenson, BridgeBio Pharma LLC

Mitchell S. Bloom, Goodwin Procter LLP

Marc D. Jaffe, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

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